Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

MATERIAL FACT

Gerdau S.A. (“Company” or “Gerdau”), in accordance with CVM Instruction 358/2002, as amended, hereby informs its shareholders and the market that, complementing the Material Fact notice disclosed to the market on March 24, 2020, with regard to the spread of COVID-19, throughout the many countries in which the Company operates.

At the Brazil BD, the various electric melt shops and long steel rolling mills will be shut down during April. Furthermore, during this month, we also will shutdown the Blast Furnace 2 in Ouro Branco, Minas Gerais, whose annual installed capacity is 1.5 million metric tons. These initiatives are due to the weaker demand from mainly the industrial and construction sectors. Blast Furnace 1 in Ouro Branco, Minas Gerais, with annual capacity of 3 million metric tons, continues to operate normally.

In the North America BD, the mills continue to operate normally, with production levels to be adjusted gradually over the month of April in line with the decline in demand from the construction and industrial sectors.

The Special Steel BD, in Brazil and the United States, will carry out scheduled shutdowns at the various electric melt shops and rolling mills during April, considering the current level of inventories and the demand required by each client. Note that the automotive industry in the two countries declared collective vacations during April, which significantly affected demand in this specific sector.

In the South America BD, the operations located in Argentina and Peru have been shut down, due to restrictions of the respective governments in both countries, including suspended deliveries to clients.

At all our units, when necessary, we are opting for collective vacations for our employees and continuing to supply products to our clients based on the specific needs, while following all safety precautions recommended by the health authorities.

It is important to mention that in the main countries where we operate, the steel industry is considered an essential activity, since it is a strategic input in the construction of hospitals, machinery, equipment and components for the health and safety industries.

To Gerdau, nothing is more important than people’s lives. The Company will keep the market informed of any new material information.

São Paulo, April 3, 2020

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer